July 19, 2005

Via Facsimile (404) 572-5147 and U.S. Mail

John J. Kelley III
King & Spalding LLP
1185 Avenue of the Americas
New York, New York 10036

RE:	Foster Wheeler Ltd., et al
      Schedule TO-I/TO-T filed June 30, 2005
      File No. 005-79124

Dear Mr. Kelley:

      We have reviewed the above-referenced filing and have the following comments. The defined terms we use have the same meaning as in your offer materials, unless otherwise indicated.
Schedule TO

1. On the cover page of the Schedule TO, you identify this offer as being subject to both an issuer offer subject to Rule 13e-4 and a third party offer subject to Rule 14d-1. Note that if this offer is subject to Regulation 14D, the issuer of the trust securities must file a Schedule 14D-9 and take a position with respect to the offer, as required by Rule 14e-2. Rule 14e-2 requires this statement of position with respect to the offer to be disseminated within a ten day time period.
2. Provide the disclosure required by General Instruction C of Schedule TO for each of the listed bidders in this offer.
3. We note that none of the bidders in this offer is an operating company. Both Foster Wheeler Ltd. and Foster Wheeler LLC have no assets and conduct no business operations. The Trust is a special purpose financing subsidiary of Foster Wheeler LLC that has no operating history or independent operations and whose sole purpose is to hold as trust assets the junior subordinated debentures issued by
Foster Wheeler LLC. Under these circumstances, we believe you must include additional bidders on the Schedule TO. See Rule 14d-1(g)(2), which defines the term "bidder" as "any person who makes a tender offer or on whose behalf a tender offer is made." See also "Identifying the Bidder in a Tender Offer" in Section II.D.2 of the
Division of Corporation Finance`s "Current Issues and Rulemaking Projects" outline (available on our Web site at www.sec.gov) (discussing the need to "look through" entities without operations to determine all required bidders in a tender offer).
4. It is unclear why The Trust filed a Form 10-Q for the period ended
March 26, 2004 and has never filed any other periodic report.
Please
advise.
5. Provide an analysis supporting your conclusion that the exemption provided by Section 3(a)(9) of the Securities Act of 1933 is available for this transaction. In this regard, explain why you believe that The Trust and Foster Wheeler are the same issuer for purposes of the Section 3(a)(9) exemption.
6. Please provide an analysis explaining why this exchange offer is not subject to Rule 13e-3. Provide the same analysis as to the prior repurchases of the trust securities by affiliates.
7. Please provide the information required by Schedule TO for all filing persons. For instance, provide the financial information required by Item 10 of Schedule TO for The Trust and for the other filers (see our comment below regarding the need to clarify whose selected financial data you currently present in the offer materials). While you may incorporate the information required by Item of Schedule TO by reference to other periodic reports filed with the SEC, you must nevertheless at minimum provide the summary financial statement disclosure required by Item 1010(c) of Regulation
M-A in the offer materials, as to all listed bidders.
Summary, page 1

8. In the introductory paragraph to this section, specify the "consolidated subsidiaries" of Foster Wheeler Ltd. to whom you refer.
Given the complexity of the corporate structure here, it is critical that security holders understand t whom you are referring with the terms "we" and "us" throughout the offer materials.
9. Refer to our comment above. Provide a chart here or in a prominent part of the offer to exchange showing the corporate structure and the relationship between the entities listed as bidders and subject company on the Schedule TO, as well as any other controlling or subsidiary parties.
10. See our last comment above. According to the disclosure on page 1 of the offer to exchange, none of Foster Wheeler Ltd., Foster Wheeler
LLC and The Trust are operating entities. Please specify the entities within the Foster Wheeler "group" which are actually operating companies, and show their relationship to the three entities listed.
The Exchange Offer, page 3

11. Under "Lock-Up Agreement" at the bottom of page 4, generally identify the trust security holders who have entered into lock-up agreements. For example, are these affiliates of the Foster
Wheeler
entities? Are they purchasers in a private placement?

Risk Factors, page 7

12. The disclosure on page 7 indicates that you may purchase trust securities not tendered in the offer in the future, through privately negotiated transactions, open market purchases and other means.
Clarify your current intent as to such future purchases, including, if known, information about pricing.
Forward Looking Statements, page 24

13. We note that you "undertake no obligation to publicly update any forward looking statements" and advise security holders to look to future periodic reports for such updates and additional disclosures.
This statement is not consistent with your obligation to amend the offer materials under Rule 13e-4(e)(3) and should be deleted Selected Financial Data, page 33

14. Refer to comment 6 above. Please revise to clarify whose financial information is presented here. The use of the term "our" is not clear in the context of this transaction.
Conditions to the Exchange Offer, page 40

15. We refer to the last paragraph of this section.  Please
explain
how the lock-up agreement modifies your ability to waive
conditions.
In addition, please clarify whether parties to the lock-up
agreement
have rights and/or obligations, other than their obligation to tender, different from those of other security holders, and, if so, how that is in compliance with Rule 13e-4(f)(8).
16. We note your statement that the failure to exercise a right will
not be deemed a waiver of that right. This language suggests that once an offer condition is "triggered," you may "fail to exercise" your right to terminate, thereby proceeding with the exchange offer.
We agree that you may waive any listed offer condition, subject to the possible need to extend the offer and disseminate additional offer materials. You may not, however, tacitly waive an offer condition by simply failing to assert it. Please confirm your understanding in your response letter
Other Matters, page 45
17. You may not, consistent with Rules 14d-10 and 13e-4(f)(8), waive
an offer condition as to a particular tendered trust securities only.
Please delete or revise the language to the contrary that appears in
the last full paragraph of this section.
Brokerage Commissions, page 46
18. Balance your statement about the lack of brokerage fees to address the possible assessment of those fees by security holders who hold trust securities through a broker.
U.S. Federal Income Tax Considerations, page 65
19. Either delete or provide an analysis supporting your reference to
Treasury Department Circular 230.
Consequences of Exchange f Trust Securities for Common Shares,
page
66
20. Clarify what you mean by your statement (in the first sentence of this section) that you do not intend to integrate the exchange offer for tax purposes with the equity-for-debt offer completed in September 2004. What are the consequences to security holders (both those tendering and those who are not)?
Documents Incorporated by Reference, page 70
21. Please explain the authority through which you are incorporating documents filed after the date of the offer. Schedule TO does not provide for such forward incorporation by reference. Alternatively, delete the statement.
Closing Comments
      Please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* you are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* you may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3345.


      						Sincerely,



							Michael Pressman
							Special Counsel
							Office of Mergers
and Acquisitions

July 19, 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE